ORIGINAL
June 2, 2009

Sent via Edgar Filing

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Patient Safety Technology Form 10-K for the year ended December 31, 2007 File No. 1-09727

We have reviewed your comments letter dated March 17, 2009 and have prepared the required responses, they are listed below.  We understand there may be additional comments once your office has reviewed our responses.

RESPONSES TO COMMENT LETTER
SEC Comments are in italics and the Company responses are listed below each comment, non-italicized.

Amendment 1 to Form 10-K for the year ended December 31, 2007
Note 3.  Summary of Significant Accounting Policies, page 9
Revenue Recognition, page 12

1.	Please refer to prior comment 2 and 3. We note that you estimated the fair value of the maintenance agreement based on the costs associated with upgrading software as updates become available.

a.
Please tell us and revise future filings to clearly describe all post contract customer support (PCS) services that you offer.  In this regard we note that software upgrades are done on an as needed basis.  Clarify if these are unspecified upgrades offered on a when-and-if available basis.

b.	Explain to us if there are other PCS obligations in your one-year maintenance agreement, in addition to unspecified upgrades.

c.
We note from your response that “it is the Company’s position that revenue should be recognized upon shipment to the customer and there is no deferred revenue recorded on our balance sheet.”  Please tell us how this is consistent with your revised revenue recognition policy in your response to comment 5 in our initial one-year maintenance agreement is considered to occur on a monthly basis over the term of the one year period, and revenue related to this element are recognized on a pro-rata basis during this period.”

Response:

(a)(b)
Our post contract customer support for the one-year maintenance agreement are unspecified in the agreement.  We upgrade software as the new versions become available and are offered on a when-and-if available basis and telephone support is included for the one-year at no additional charge.  There are no other stated or implied customer support services offered under the one-year maintenance agreement.  We will revise our future filing to include a brief descriptions of services offered.

(c)
In the past, our revenue recognition regarding the sale of our scanners and the related software component have not been recorded consistently.  The Company has had limited sales volume of this product and until fiscal year 2009, the revenue generated by the sales of scanners and the related maintenance agreements, was not material.  The policies have been put in place to ensure future revenue recognition will be accounted for according to AICPA Statement of Position (“SOP”) 97-2, Software Revenue Recognition, with revenue relating to the software being recognized monthly over the twelve month term of the maintenance agreement.

Note 12.  Equity Transactions, page 24

2.	We note your response to prior comment 5. Please revise future filings to disclose how you valued and accounted for the January 29, 2007 transaction with A-Plus International, Inc.

Response:

We will revise future filings to disclose how we valued and accounted for the January 29, 2007 transaction with A-Plus International, Inc.

Sincerely,
PATIENT SAFETY TECHNOLOGIES, INC.

/s/ Mary Lay

Mary Lay
Interim Chief Financial Officer